EXHIBIT 99.2

Sundial Growers Inc.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

For the three and nine months ended September 30, 2021

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and performance of Sundial Growers Inc. (“Sundial” or the “Company”) for the three and nine months ended September 30, 2021 is dated November 11, 2021. This MD&A should be read in conjunction with the Company’s condensed consolidated interim financial statements and the notes thereto for the three and nine months ended September 30, 2021 and the audited consolidated financial statements and notes thereto for the year ended December 31, 2020 (the “Audited Financial Statements”) and the risks identified under “Risk Factors” below and in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”). This MD&A has been prepared in accordance with National Instrument 51-102 - Continuous Disclosure Obligations as issued by the Canadian Securities Administrators and is presented in thousands of Canadian dollars, except where otherwise indicated.

MD&A – Table of Contents

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COMPANY OVERVIEW

Sundial (“SNDL”, “Sundial” or the “Company”) is a licensed producer that grows cannabis using state-of-the-art indoor facilities. Sundial was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. The Company’s common shares are listed under the symbol “SNDL” on the NASDAQ Capital Market (“Nasdaq”).

Sundial is headquartered in Calgary, Alberta, with operations in Olds, Alberta, and Rocky View County, Alberta.

The principal activities of the Company are the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act, the operation and ongoing support of wholly owned and franchise retail cannabis stores in Canadian jurisdictions where the private sale of recreational cannabis is permitted and the deployment of capital to investment opportunities. The Cannabis Act regulates the production, distribution, and possession of cannabis for both medical and adult recreational access in Canada.

Sundial currently produces and markets cannabis products for the Canadian adult-use market. Sundial’s purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of the Company’s production of high-quality, strain-specific cannabis products. Sundial’s operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total space. The Company has established supply agreements with nine Canadian provinces and has a distribution network that covers 98% of the national recreational industry.

The Company’s primary focus has been on producing and distributing premium inhalable products and brands. Upon receiving a licence from Health Canada to sell cannabis oil products, the Company began the sale and distribution of cannabis vape products in December 2019. The Company is currently marketing its adult-use products under its Top Leaf (Premium), Sundial Cannabis (Premium Core), Palmetto (Core) and Grasslands (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

In July 2019, the Company acquired Project Seed Topco (“Bridge Farm”) and its wholly owned subsidiaries, a grower of ornamental plants and herbs in the United Kingdom with the intent to transition Bridge Farm’s facilities to the cultivation, processing and distribution of cannabidiol (“CBD”) products. On June 5, 2020, the Company completed the Bridge Farm Disposition as described under “Discontinued Operations – Ornamental Flowers”.

Sundial and its subsidiaries currently operate solely in Canada. Through its joint venture, SunStream Bancorp Inc. (“SunStream”), the Company also provides growth capital and a strategic support platform that pursues indirect investment opportunities in the global cannabis sector, where lawful, as well as other investment opportunities. The Company also makes strategic portfolio investments in debt and equity securities.

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

Sundial’s overall strategy is to build sustainable, long-term shareholder value by improving liquidity and cost of capital while optimizing the capacity and capabilities of its production facilities in the creation of a consumer-centric brand and product portfolio.

Sundial’s retail operations will continue to build a Canadian retail brand and a network of retail cannabis stores across Canadian jurisdictions where the private distribution of cannabis is legal.

Sundial’s investment operations seek to deploy capital through direct and indirect investments and partnerships throughout the global cannabis industry.

To achieve this, Sundial will continue to focus on:

•	Meeting evolving consumer preferences by being a consumer-centric organization.
•	Delivering industry-leading, best-in-class brands and products with a focus on inhalables.
•	Driving quality in all aspects of our operation and being positioned to deliver products that consumers want when they want them.
•	Improving cost discipline and maintaining a variable cost structure to adapt to industry dynamics.
•	Strategically deploying capital with a focus on maximizing cash flows and shareholder value.

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RECENT DEVELOPMENTS

ALCANNA INC. ACQUISITION

On October 7, 2021, the Company announced that it had entered into an arrangement agreement (the “Agreement”) with Alcanna Inc. (“Alcanna”) pursuant to which the Company will acquire all of the issued and outstanding common shares of Alcanna by way of a statutory plan of arrangement for total estimated common share consideration of approximately $346 million (the “Alcanna Transaction”). The Alcanna Transaction is expected to close in the fourth quarter of 2021.

Alcanna is a Canadian liquor retailer, operating predominantly in Alberta under its three retail brands, “Wine and Beyond”, “Liquor Depot” and “Ace Liquor”. Alcanna holds an approximately 63% equity interest in it’s subsidiary Nova Cannabis Inc. (“Nova”), a Canadian cannabis retailer operating corporate owned stores across Alberta, Saskatchewan and Ontario.

INDIVA INVESTMENT

On October 4, 2021, the Company provided an additional $8.5 million principal loan to Indiva Limited (“Indiva”) and has amended the Term Loan. The amended Term Loan has an interest rate of 15% per annum and the maturity date of February 23, 2024, has not changed. Accrued and unpaid interest of $0.3 million was added to the outstanding principal balance, bringing the total principal outstanding to $19.8 million.

Acquisition of Inner SPirit Holdings and Spiritleaf Retail Cannabis Network

On May 5, 2021, the Company and Inner Spirit Holdings Ltd. (“Inner Spirit”) announced that they had entered into an arrangement agreement pursuant to which the Company acquired all of the issued and outstanding common shares of Inner Spirit (the “Inner Spirit Transaction”). The Inner Spirit Transaction closed on July 20, 2021. Inner Spirit is a retailer and franchisor of Spiritleaf recreational cannabis stores across Canada, with a network that includes more than 100 franchised and corporate-owned locations.

The Inner Spirit Transaction consideration was comprised of (i) an aggregate $92.6 million cash ($0.30 in cash for each Inner Spirit common share), (ii) an aggregate 24.4 million Sundial common shares valued at $26.2 million based on the fair value of each common share of the Company on the closing date (0.0835 of a Sundial common share for each Inner Spirit common share) and (iii) contingent consideration valued at $1.2 million representing the fair value of Inner Spirit warrants.

The Company has engaged independent valuation experts to assist in determining the fair value of certain assets acquired and liabilities assumed. The purchase price allocation and the amount of deferred income taxes arising on their recognition is not final as the Company is continuing to obtain and verify information required to determine the fair value of certain assets and liabilities. The Company expects to finalize the amounts recognized as it obtains the information necessary to complete the analysis prior to the end of the fiscal year.

The preliminary value on July 20, 2021, that was allocated to the purchase price is as follows:

Cash	92,583
Issuance of common shares	26,216
Contingent consideration	1,150
119,949

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The preliminary purchase price was allocated as follows:

Cash	9,031
Accounts receivable	3,506
Prepaid expenses and deposits	670
Inventory	2,225
Property, plant and equipment	8,879
Intangible assets	59,220
Net investment in subleases	18,909
Goodwill	65,573
Accounts payable and accrued liabilities	(2,361)
Convertible debentures	(12,025)
Lease liabilities	(23,283)
Financial guarantee liability	(337)
Deferred tax liability	(10,058)
119,949

On August 4, 2021, the Company settled the convertible debenture liability through the issuance of 2.5 million common shares valued at $2.7 million and a cash payment of $9.3 million. Due to the change of control from the Inner Spirit Transaction, debenture holders were entitled to receive Sundial common shares and a cash payment based on a prescribed formula.

The fair value of the Inner Spirit warrants has been estimated as $1.2 million and is made up of the following components:

(i)	Equity component of $1.8 million
(ii)	Liability component of $0.3 million
(iii)	Asset component of $0.9 million

The warrant holders are entitled to the Transaction consideration of $0.30 cash for each Inner Spirit warrant and 0.0835 Sundial shares per warrant upon exercise. The warrants have exercises prices ranging from $0.10 to $0.35 and the cash payment will be settled on a net basis for the warrant holders. The warrants with exercise prices less than $0.30 will receive cash from Sundial upon exercise for the difference between the $0.30 consideration and the exercise price, and the warrants with exercise prices greater than $0.30 will owe a cash payment to Sundial upon exercise for the difference between the $0.30 consideration and the exercise price.

Subsequent to recording the purchase price allocation, the deferred tax liability was adjusted to nil with the offsetting adjustment to income tax recovery on the basis that both the Company and Inner Spirit are subject to income tax under the same taxation authority.

capital Activities

During the nine months ended September 30, 2021, the Company issued 796.3 million common shares at a weighted average price of US$0.8597 for gross proceeds of $855.2 million (US$684.6 million) through its at-the-market (“ATM”) programs. The Company also completed two registered direct offerings for gross proceeds of $223.4 million and received gross proceeds of $118.6 million from the exercise of warrants issued in connection with those registered direct offerings (see “Other Developments – Registered Direct Offerings” for more information). At September 30, 2021, the Company had an unrestricted cash balance of $629.1 million.

The capital raised has funded the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which the Company viewed as a new and separate business line from its cannabis and retail operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had a new operating segment: investments.

See “Financial Results – Consolidated” for more information on operating segments.

At September 30, 2021, the Company had deployed a portion of the capital raised in several cannabis-related investments, totaling $185.2 million. These investments generated $9.5 million in interest and fee revenue, $18.2 million in realized gains and

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$21.0 million in unrealized losses during the nine months ended September 30, 2021. In addition, the Company deployed $330 million to SunStream and has recognized $13.6 million in net profit from its investments in SunStream.

The Company continues to deploy capital with a focus on maximizing cash flows and shareholder value.

STRATEGIC CAPITAL PARTNERSHIP

On March 15, 2021, the Company and SAF Group (“SAF”) announced they had entered into an agreement to form a 50/50 joint venture through a new corporation, SunStream Bancorp Inc. SunStream is a private company focused on cannabis-related verticals, seeking both Canadian and international opportunities and investments.

On July 7, 2021, the Company announced that it had increased its commitment to SunStream to $538 million from the previously announced commitment of $188 million. As of November 11, 2021, the Company had contributed $383 million to SunStream.

See “Investment Results – Share of profit of equity-accounted investees” for more information.

OTHER DEVELOPMENTS

Registered direct offerings

On February 2, 2021, the Company issued 100.0 million series A units (the “Series A Units”), each consisting of one common share and one-half series A warrant (collectively, the “Series A Warrants”) to purchase one common share and 33.3 million series B units (the “Series B Units”), each consisting of one pre-funded series B warrant (the “Series B Warrants”) to purchase one common share and one-half Series A Warrant to purchase one common share (collectively, the “January 2021 Units Offering”). Each Series A Unit was sold at a price of US$0.75 per unit and each Series B Unit was sold at a price of US$0.75 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$100.0 million. The Series A Warrants and Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Series A Warrants was US$0.80 per common share and the exercise price of the Series B Warrants was US$0.0001 per common share.

On February 2, 2021, the entire 33.3 million Series B Warrants were exercised resulting in the issuance of 33.3 million common shares.

On February 10, 2021, 3.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 3.3 million common shares and gross proceeds to the Company of US$2.7 million.

On February 4, 2021, the Company issued 60.5 million additional Series A units (the “Additional Series A Units”), each consisting of one common share and one-half additional series A warrant (collectively, the “Additional Series A Warrants”) to purchase one common share and 14.0 million additional series B units (the “Additional Series B Units”), each consisting of one pre-funded additional series B warrant (the “Additional Series B Warrants”) to purchase one common share and one-half Additional Series A Warrant to purchase one common share, (collectively, the “February 2021 Units Offering”). Each Additional Series A Unit was sold at a price of US$1.00 per unit and each Additional Series B Unit was sold at a price of US$1.00 per unit, less US$0.0001 per unit. Gross proceeds from this offering were US$74.5 million. The Additional Series A Warrants and Additional Series B Warrants were exercisable immediately and had a term of five years commencing on the date of issuance. The exercise price of the Additional Series A Warrants was US$1.10 per common share and the exercise price of the Additional Series B Warrants was US$0.0001 per common share.

On February 4, 2021, the entire 14.0 million Additional Series B Warrants were exercised resulting in the issuance of 14.0 million common shares.

On February 10, 2021, 2.3 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 2.3 million common shares and gross proceeds to the Company of US$2.5 million.

On February 22, 2021, (i) the remaining 63.3 million Series A Warrants were exercised at a weighted average exercise price of US$0.80 per warrant resulting in the issuance of 63.3 million common shares and gross proceeds to the Company of US$50.7 million and (ii) the remaining 35.0 million Additional Series A Warrants were exercised at a weighted average exercise price of US$1.10 per warrant resulting in the issuance of 35.0 million common shares and gross proceeds to the Company of US$38.5 million. In connection with this exercise, the Company issued 98.3 million new warrants (the “New Warrants”), each entitling the holder to purchase one common share at an exercise price of US$1.50, subject to customary anti-dilution adjustments. The Company has granted the holders rights to have the common shares issuable upon exercise of the New Warrants registered pursuant to a registration statement filed with the SEC. Such registration statement was filed with the SEC on March 3, 2021. The

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New Warrants are immediately exercisable and have a term of 42 months from March 18, 2021, which is the effective date of the registration statement.

Reduction in pathway ownership

On March 23, 2021, the Company’s equity interest in its subsidiary, Pathway RX Inc. (“Pathway”), decreased from 50% to 25%, resulting in a loss of control. The Company decreased its equity interest in connection with amending the license agreement that provides for use of Pathway’s intellectual property.

COVID-19

The Company is monitoring daily developments in the COVID-19 pandemic and actions taken by the government authorities in response thereto. As the safety of employees, communities and family is a priority for the Company, it will continue to commit to all current safety protocols in place, which include mandatory mask wearing, physical distancing, enhanced cleaning and sanitation processes and frequency, installation of safety shields in retail outlets and enhanced screening measures prior to allowing employees and visitors into the facilities. The Company believes that it can maintain safe operations with these pandemic-related procedures and protocols in place.

NASDAQ MINIMUM BID REQUIREMENT

On August 9, 2021, the Company was notified by the Nasdaq Listing Qualifications Department that the closing bid price of the Company’s common shares for the 30 consecutive business day period from June 25, 2021, to August 6, 2021 did not meet the minimum bid price of US$1.00 per share requirement, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). The notice has no immediate effect on the trading of the Company’s common shares on the Nasdaq.

Pursuant to the Nasdaq Listing Rules, the Company has been provided with a compliance period of 180 calendar days from the date of notification in which to regain compliance with the Minimum Bid Requirement. As a result, the Company has until February 7, 2022, to regain compliance with the Minimum Bid Requirement. If at any time prior to February 7, 2022, the closing bid price of the Company’s common stock is at least US$1.00 for a minimum of ten consecutive business days, the Company will be considered by Nasdaq to have regained compliance with the Minimum Bid Requirement.

The Company will actively monitor its closing bid price during the compliance period and intends to take appropriate measures to remedy the deficiency and regain compliance with the Minimum Bid Requirement.

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OPERATIONAL AND FINANCIAL HIGHLIGHTS

The following table summarizes selected operational and financial information of the Company for the periods noted.

($000s, except as indicated)	Q3 2021	Q3 2020	Change	% Change
Financial
Gross revenue	17,162	15,525	1,637	11%
Net revenue	14,367	12,865	1,502	12%
Cost of sales	11,704	10,259	1,445	14%
Gross margin	1,782	(19,544)	21,326	109%
Gross margin %	12%	-152%		108%
Gross margin before fair value adjustments (1)(2)	(1,208)	(17,291)	16,083	93%
Gross margin before fair value adjustments % (2)	-8%	-134%		94%
Interest and fee revenue	3,309	—	3,309	100%
Investment revenue	(18,008)	—	(18,008)	100%
Loss from operations	(18,796)	(89,479)	70,683	79%
Net income (loss) (3)	11,311	(71,386)	82,697	116%
Per share, basic (3)	0.006	(0.53)	0.54	101%
Per share, diluted (3)	0.005	(0.53)	0.54	101%
Adjusted EBITDA from continuing operations (2)	10,539	(4,409)	14,948	339%

Statement of Financial Position
Cash and cash equivalents	629,142	21,044	608,098	2890%
Biological assets	2,880	4,492	(1,612)	-36%
Inventory	36,093	31,672	4,421	14%
Property, plant and equipment	61,165	119,777	(58,612)	-49%
Total assets	1,454,371	227,004	1,227,367	541%

Operational
Kilogram equivalents sold	3,416	5,819	(2,403)	-41%
Average gross selling price per gram (4)	3.23	2.67	0.56	21%
Average net selling price per gram (5)	2.41	2.21	0.20	9%
(1)	Includes inventory obsolescence and impairment of $3.9 million for the three months ended September 30, 2021, and $19.9 million for three months ended September 30, 2020.
(2)

Adjusted EBITDA from continuing operations, gross margin before fair value adjustments and gross margin before fair value adjustments percentage do not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of gross margin before fair value adjustments and gross margin before fair value adjustments percentage are discussed further in the “NON-IFRS MEASURES” section of this MD&A. The non-IFRS measure of adjusted EBITDA from continuing operations is reconciled to net income (loss) in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

(3)	Net income (loss) and related per share amounts are attributable to owners of the Company.
(4)	Net of payment discounts with respect to sales under Sundial’s supply agreements with Canadian provincial regulatory authorities.
(5)	Net of excise tax.

CONSOLIDATED RESULTS

Operating segments

Late in the fourth quarter of 2020 the Company began the deployment of capital toward strategic investments. The Company developed an internal capital program to evaluate these and potential future investments, which is a new and separate business line from its cannabis and retail operations.

Based on the allocation of the Company’s resources by the chief operating decision maker and the information used to analyze the performance of the business, the Company concluded that beginning in Q1 2021, it had two operating segments: cannabis

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and investments. The acquisition of Inner Spirit has led to a third operating segment: retail. For the three and nine months ended September 30, 2020, there was only one reportable segment and therefore no comparative segment information.

The Company’s reportable segments are organized by business line and are comprised of three reportable operating segments: cannabis operations, retail operations and investment operations. Cannabis operations include the cultivation, distribution and sale of cannabis for the adult-use market and medical markets in Canada. Retail operations include the private sale of recreational cannabis through wholly owned and franchise retail cannabis stores. Investment operations include the deployment of capital to investment opportunities. Certain overhead expenses not directly attributable to any operating segments are reported as “Corporate”.

($000s)	Cannabis	Retail	Investments	Corporate	Total
As at September 30, 2021
Total assets	174,578	166,955	1,109,840	2,998	1,454,371
Nine months ended September 30, 2021
Net revenue	27,269	6,140	6,756	—	40,165
Gross margin	(8,149)	3,658	6,756	—	2,265
Share of profit of equity-accounted investees	—	—	13,642	—	13,642
Depreciation and amortization	2,442	1,463	—	469	4,374
Earnings (loss) before tax	(94,800)	(476)	17,339	(107,542)	(185,479)
Three months ended September 30, 2021
Net revenue	8,227	6,140	(14,699)	—	(332)
Gross margin	(1,876)	3,658	(14,699)	—	(12,917)
Share of profit of equity-accounted investees	—	—	9,918	—	9,918
Depreciation and amortization	660	1,463	—	262	2,385
Earnings (loss) before tax	(10,177)	(476)	(6,012)	17,918	1,253

General and administrative

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Salaries and wages	5,099	3,353	13,048	9,992
Consulting fees	154	273	780	1,836
Office and general	838	1,937	5,531	7,789
Professional fees	2,649	577	4,886	2,878
Director compensation	88	87	263	277
Other	724	931	2,223	2,729
	9,552	7,158	26,731	25,501

General and administrative expenses for the three months ended September 30, 2021 were $9.6 million compared to $7.2 million for the three months ended September 30, 2020. The increase of $2.4 million was mainly due to increases in salaries and wages and professional fees, partially offset by lower office and general expenses. The increase in salary and wages was due to the Inner Spirit acquisition. The increase in professional fees was due to increased legal fees, financial consulting fees and accounting service fees primarily associated with investment operations. The decrease in office and general expenses is mostly due to a decrease in insurance expenses.

General and administrative expenses for the nine months ended September 30, 2021 were $26.7 million compared to $25.5 million for the nine months ended September 30, 2020. The increase of $1.2 million was mainly due to increases in salaries and wages and professional fees, partially offset by decreases in consulting fees and office and general expenses. The increase in salaries and wages was due to the Inner Spirit acquisition and increased compensation related to the roll out of a new incentive plan given the improvement in liquidity during the year. The increase in professional fees was largely due to an increase in legal fees and accounting service fees associated with investment operations. The decrease in office and general expenses is mostly due to a decrease in insurance expenses.

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Sales and marketing

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Sales and marketing	1,277	1,117	3,542	3,427

Sales and marketing expenses consist of brand development and promotion expenses, marketing services and related costs.

Sales and marketing expenses for the three months ended September 30, 2021 were $1.3 million compared to $1.1 million for the three months ended September 30, 2020. The increase of $0.2 million was due to an increase in general marketing expenses.

Sales and marketing expenses for the nine months ended September 30, 2021 of $3.5 million were comparable to $3.4 million for the nine months ended September 30, 2020.

Share-based compensation

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Equity-settled expense
Simple warrants	637	1,611	2,267	3,385
Performance warrants	—	—	—	(42)
Stock options	32	167	(45)	489
Restricted share units	1,783	769	5,214	1,454
Cash-settled expense
Deferred share units	(583)	571	2,428	1,779
	1,869	3,118	9,864	7,065

Share-based compensation expense includes the expense related to the issuance of simple and performance warrants, stock options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to employees, directors, and others at the discretion of the Company’s Board.

The fair value of the Company’s shares is based on public trading data. The estimated fair value of the Company’s common shares at the time of grant is used to determine the associated share-based compensation expense. The Company determines the amount of share-based compensation expense for equity settled awards by utilizing the Black-Scholes pricing model with inputs based on the terms of the award, including the strike price, and other estimates and assumptions, including the expected life of the award, the volatility of the underlying share price, the risk-free rate of return and the estimated rate of forfeiture of the awards granted.

The Company intended to settle DSUs by issuing common shares, however, during the three months ended September 30, 2021, the Company changed its intention to settle DSUs to making a cash payment to the holder equal to the fair value of the Company’s common shares calculated at the date of such payment. Accordingly, $5.1 million representing the previously recognized fair value of the DSUs, was reclassified from contributed surplus to accounts payable and accrued liabilities during the three months ended September 30, 2021. The DSUs will be accounted for as a liability and marked to market at each period end.

Share-based compensation expense for the three months ended September 30, 2021 was $1.9 million compared to $3.1 million for the three months ended September 30, 2020. The decrease of $1.2 million was due to a decrease in the fair value of DSUs resulting from a decrease in the Company’s share price and a decrease in simple warrant expense due to the vesting of past grants, partially offset by an increase in RSU expense due to the increased number of RSUs granted during the year. Share-based compensation expense for the three months ended September 30, 2021 included the issuance of 25,000 RSUs and 344,882 DSUs. Share-based compensation expense for the three months ended September 30, 2020 included the issuance of 900 RSUs and 1,400,352 DSUs.

Share-based compensation expense for the nine months ended September 30, 2021 was $9.9 million compared to $7.1 million for the nine months ended September 30, 2020. The increase of $2.8 million was primarily due to an increase in the number of RSUs and DSUs granted. Share-based compensation expense for the nine months ended September 30, 2021 included the issuance of 12,338,300 RSUs and 2,054,734 DSUs under the Company’s long-term incentive programs designed to align

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employee and director compensation with Company performance on a Company-wide basis. Share-based compensation expense for the nine months ended September 30, 2020 included the issuance of 2,999,813 RSUs, 2,690,253 DSUs and 481,600 stock options at an average exercise price of $1.16.

Transaction costs

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Transaction costs	5,276	364	9,729	2,762

Transaction costs for the three months ended September 30, 2021, were $5.3 million compared to $0.4 million for the three months ended September 30, 2020. Transaction costs in the current period relate to the Inner Spirit acquisition, and legal costs, as compared to legal costs and various financing initiatives in the comparative period.

Transaction costs for the nine months ended September 30, 2021 were $9.7 million compared to $2.8 million for the nine months ended September 30, 2020. Transaction costs include costs associated with the registered offerings, Inner Spirit acquisition, legal costs and various financing initiatives.

Finance costs

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Cash finance expense
Interest on Term Debt Facility	—	—	—	2,936
Interest on Syndicated Credit Agreement	—	1,025	—	3,279
Other finance costs	1	355	40	495
	1	1,380	40	6,710
Non-cash finance expense
Interest on lease liabilities	627	—	671	—
Accretion	—	—	—	1,622
Amortization of debt issue costs	—	223	—	946
Change in fair value of convertible notes	—	(9,742)	—	(10,231)
Other	—	18	8	(22)
	627	(9,501)	679	(7,685)
Interest income	(493)	(19)	(493)	(181)
	135	(8,140)	226	(1,156)

Finance costs include interest expense related to lease obligations and certain other expenses. Finance costs in the prior year included interest on the Company’s indebtedness, accretion expense and amortization of debt issue costs associated with the Company’s indebtedness, change in fair value of convertible notes and certain other expenses.

Finance costs for the three months ended September 30, 2021 were $0.1 million compared to income of $8.1 million for the three months ended September 30, 2020. The decrease in income of $8.2 million was due to the change in fair value of convertible notes from the comparative period, partially offset by decreases in interest expense, accretion and amortization of debt issue costs due to the extinguishment and settlement of the Company’s long-term debt.

Finance costs for the nine months ended September 30, 2021 were $0.2 million compared to income of $1.2 million for the nine months ended September 30, 2020. The decrease in income of $1.4 million was due to the change in fair value of convertible notes from the comparative period, partially offset by decreases in interest expense, accretion and amortization of debt issue costs due to the extinguishment and settlement of the Company’s long-term debt.

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Change in estimate of fair value of derivative warrants

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Change in estimate of fair value of derivative warrants	(24,100)	(10,057)	86,034	(10,468)

Change in estimate of fair value of derivative warrants for the three months ended September 30, 2021 was a recovery of $24.1 million compared to a recovery of $10.1 million for the three months ended September 30, 2020. The increased recovery of $14.0 million was due to a decrease in estimated fair value as well as a higher number of derivative warrants outstanding due to the 98.3 million New Warrants issued as part of the registered direct offerings.

Change in estimate of fair value of derivative warrants for the nine months ended September 30, 2021 was an expense of $86.0 million compared to a recovery of $10.5 million for the nine months ended September 30, 2020 reflecting the fair value of derivative warrants issued and partially converted. The increased expense of $96.5 million was due to the fair value of the 98.3 million New Warrants issued, partially offset by a decrease in fair value from when they were issued to September 30, 2021.

The carrying amount is an estimate of the fair value of the derivative warrants and is presented as a current liability, pursuant to IFRS requirements due to the warrant exercise prices being denominated in United States dollars. Refer to note 26 in the condensed consolidated interim financial statements for valuation methodology. The Company has no cash obligation with respect to the derivative warrants, and its only obligation is to deliver common shares if and when warrants are exercised.

Income tax recovery

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Income tax recovery	10,058	—	10,058	—

Income tax recovery for the three and nine months ended September 30, 2021, was $10.1 million and was due to the Company’s acquisition of Inner Spirit. Upon acquisition, $10.1 million of the purchase price was allocated to a deferred tax liability. This liability was subsequently adjusted to nil, with a corresponding adjustment of $10.1 million recorded to income tax recovery, on the basis that the Company and Inner Spirit are subject to income tax under the same taxation authority.

Net income (loss) from continuing operations

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Net income (loss) from continuing operations	11,311	(71,397)	(175,421)	(142,173)

Net income for the three months ended September 30, 2021 was $11.3 million compared to a net loss of $71.4 million for three months ended September 30, 2020. The increase of $82.7 million was largely due to a lower inventory obsolescence provision ($16.4 million), share of profit of equity-accounted investees ($9.9 million), asset impairment in the comparative period ($60.0 million), change in fair value of derivative warrant liabilities ($14.0 million) and income tax recovery ($10.1 million), partially offset by unrealized investment losses ($18.0 million) and finance income ($8.3 million) in the comparative period.

Net loss for the nine months ended September 30, 2021 was $175.4 million compared to a net loss of $142.2 million for nine months ended September 30, 2020. The increased loss of $33.2 million was mostly due to lower net revenue ($13.6 million) and change in fair value of derivative warrant liabilities ($96.5 million), partially offset by lower cost of sales ($8.4 million), lower inventory obsolescence provision ($30.7 million), change in fair value realized through inventory ($17.5 million), interest and fee revenue ($9.5 million), share of profit of equity-accounted investees ($13.6 million) and income tax recovery ($10.1 million).

Adjusted EBITDA from continuing operations

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Adjusted EBITDA from continuing operations (1)	10,539	(4,409)	13,661	(19,950)

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(1)

The non-IFRS measure of adjusted EBITDA is reconciled to net income (loss) in accordance with IFRS in the “NON-IFRS MEASURES” section of this MD&A and discussed further in the “ADVISORY” section of this MD&A.

Adjusted EBITDA from continuing operations does not have standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies.

Adjusted EBITDA from continuing operations was $10.5 million for the three months ended September 30, 2021 compared to a loss of $4.4 million for the three months ended September 30, 2020. The increase was due to the following:

•	Increase in net revenue including Spiritleaf;
•	Investment revenue;
•	Interest and fee revenue; and
•	Share of profit of equity-accounted investees.

The increase was partially offset by:

•	Increase in cost of sales including Spiritleaf; and
•	Increase in general and administrative expenses due to the inclusion of Spiritleaf, higher salaries and wages and professional fees.

Adjusted EBITDA from continuing operations was $13.7 million for the nine months ended September 30, 2021 compared to a loss of $20.0 million for the nine months ended September 30, 2020. The increase was due to the following:

•	Decrease in cost of sales;
•	Investment revenue;
•	Interest and fee revenue; and
•	Share of profit of equity-accounted investees.

The increase was partially offset by:

•	a decrease in net revenue; and
•	an increase in general and administrative expenses due to higher salaries and wages and professional fees.

CANNABIS OPERATIONS SEGMENT RESULTS

Kilogram equivalents sold

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Provincial boards	3,049	2,268	9,335	7,463
Medical	1	—	2	4
Licensed producers	366	3,551	3,480	8,786
Total kilogram equivalents sold	3,416	5,819	12,817	16,253

For the three months ended September 30, 2021, the Company sold 3,416 kilogram equivalents of cannabis compared to 5,819 kilogram equivalents for the three months ended September 30, 2020. The decrease of 2,403 kilogram equivalents sold was due to a decrease in kilogram equivalents sold to other licensed producers (“LPs”), partially offset by an increase in kilogram equivalents sold to provincial boards. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

For the nine months ended September 30, 2021, the Company sold 12,817 kilogram equivalents of cannabis compared to 16,253 kilogram equivalents for the nine months ended September 30, 2020. The decrease of 3,436 kilogram equivalents sold was due to a decrease in kilogram equivalents sold to other LPs, partially offset by an increase in kilogram equivalents sold to provincial boards. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

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Selling price

	Three months ended September 30		Nine months ended September 30
($/gram equivalent)	2021	2020	2021	2020
Provincial boards	$3.31	$5.53	$3.22	$5.48
Medical	$5.42	$—	$7.35	$6.75
Licensed producers	$2.50	$0.84	$1.57	$1.77
Average gross selling price	$3.23	$2.67	$2.77	$3.47
Excise taxes	$(0.82)	$(0.46)	$(0.64)	$(0.58)
Average net selling price	$2.41	$2.21	$2.13	$2.90

For the three months ended September 30, 2021, the average net selling price was $2.41 per gram equivalent compared to $2.21 for the three months ended September 30, 2020. The increase of $0.20 per gram equivalent was largely due to an increase in prices for sales to other LPs, partially offset by lower prices for provincial board sales. The comparative period included a large quantity bulk sale to an LP resulting in a low price per gram average. Provincial board sales prices have decreased due to continued growth of the discount segment and undersupply of available quality product.

For the nine months ended September 30, 2021, the average net selling price was $2.13 per gram equivalent compared to $2.90 for the nine months ended September 30, 2020. The decrease of $0.77 per gram equivalent was mainly due to lower prices for provincial board sales and lower prices for sales to other LPs. Sales prices have decreased due to continued growth of the discount segment and undersupply of available quality product.

The principal drivers of the Company’s realized prices are the formats of the products sold (currently both bulk and packaged flower, inhalables and accessories, trim, bulk extracted oil, edibles and concentrates) and the channels in which products are sold (principally Canadian provincial boards and LPs).

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products. Excise taxes for the nine months ended September 30, 2021 and 2020 are only calculated based on adult-use end-consumer packaged cannabis sales.

Revenue

Revenue by form

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Revenue from dried flower	9,273	11,629	28,763	39,443
Revenue from vapes	1,166	3,577	3,863	14,185
Revenue from oil	37	319	1,628	2,828
Revenue from edibles and concentrates	546	—	1,255	—
Gross revenue	11,022	15,525	35,509	56,456

Revenue by channel

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2021	2020	2021	2020
Provincial boards	10,105	12,552	30,035	40,885
Medical	3	6	6	27
Licensed producers	914	2,967	5,468	15,544
Gross revenue	11,022	15,525	35,509	56,456
Excise taxes	(2,795)	(2,660)	(8,240)	(9,391)
Net revenue	8,227	12,865	27,269	47,065
Gross revenue per gram sold	$3.23	$2.67	$2.77	$3.47
Net revenue per gram sold	$2.41	$2.21	$2.13	$2.90

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The Company’s revenue comprises bulk and packaged sales under the Cannabis Act pursuant to its supply agreements with Canadian provincial regulatory authorities and to other LPs. The Company’s sales growth strategy is to continue targeting branded sales to provincial boards.

Gross revenue for the three months ended September 30, 2021 was $11.0 million compared to $15.5 million for the three months ended September 30, 2020. The decrease of $4.5 million was due to a decrease in kilogram equivalents sold, partially offset by an increase in selling prices. Provincial board revenue decreased by $2.5 million due to a decrease in selling prices, partially offset by an increase in kilogram equivalents sold. LP revenue decreased by $2.1 million due to a decrease in kilogram equivalents sold, partially offset by an increase in selling prices.

Gross revenue for the nine months ended September 30, 2021 was $35.5 million compared to $56.5 million for the nine months ended September 30, 2020. The decrease of $21.0 million was due to a decrease in selling prices and a decrease in kilogram equivalents sold. Provincial board revenue decreased by $10.9 million due to a decrease in selling prices, partially offset by an increase in kilogram equivalents sold. LP revenue decreased by $10.0 million due to a decrease in kilogram equivalents sold and a decrease in selling prices.

Excise taxes are the federal excise duties and additional provincial or territorial duties payable on adult-use cannabis products at the time such product is shipped from the production facility in its final consumer-facing packaging. Federal duties on adult-use cannabis products are calculated as the greater of (i) $0.25 per gram of flowering material, (ii) $0.75 per gram of non-flowering material or $0.25 per viable seed or seedling and (iii) 2.5% of the dutiable amount as calculated in accordance with the Excise Act, 2001. The rates of provincial or territorial duties vary.

Excise taxes for the three months ended September 30, 2021 were $2.8 million compared to $2.7 million for the three months ended September 30, 2020. The increase of $0.1 million was due to an increase in sales to provincial boards from the comparative period.

Excise taxes for the nine months ended September 30, 2021 were $8.2 million compared to $9.4 million for the nine months ended September 30, 2020. The decrease of $1.2 million was due to a shift in product mix from non-flowering material to flowering material which has a lower excise tax rate, even though total kilogram equivalents sold to provincial boards increased compared to the prior period.

Cost of sales

	Three months ended September 30		Nine months ended September 30
($000s, except as indicated)	2021	2020	2021	2020
Cost of sales	9,222	10,259	30,201	41,102
Cost of sales per gram sold	$2.70	$1.76	$2.36	$2.53

Cost of sales includes three main categories: pre-harvest, post-harvest and shipment and fulfillment costs. These costs are incurred in respect of cultivating, harvesting, processing and packaging cannabis products. Pre-harvest costs include all direct and indirect costs incurred between initial recognition and the point of harvest, including labour-related costs, grow consumables, materials, utilities, facilities costs and depreciation related to production facilities. Post-harvest costs include all direct and indirect costs incurred subsequent to the point of harvest, including labour-related costs, consumables, materials, utilities and facilities costs. Shipment and fulfillment costs include packaging, transportation, quality control and testing costs.

Cost of sales for the three months ended September 30, 2021 were $9.2 million compared to $10.3 million for the three months ended September 30, 2020. The decrease of $1.1 million was due to a decrease in kilogram equivalents sold compared to the prior period, partially offset by an increase in the cost of sales per gram sold compared to the prior period. Cost of sales per gram sold for the three months ended September 30, 2021 were $2.70 compared to $1.76 for the three months ended September 30, 2020. The increase of $0.94 was mostly due to higher per gram costs associated with bulk flower and bulk oil. The comparative period included a large quantity bulk sale to an LP resulting in a low cost of sales per gram sold average.

Cost of sales for the nine months ended September 30, 2021 were $30.2 million compared to $41.1 million for the nine months ended September 30, 2020. The decrease of $10.9 million was due to a decrease in kilogram equivalents sold compared to the prior period and a decrease in the cost of sales per gram sold compared to the prior period. Cost of sales per gram sold for the nine months ended September 30, 2021 were $2.36 compared to $2.53 for the nine months ended September 30, 2020. The decrease of $0.17 per gram sold was due to lower per gram costs across all branded product formats and reflects the Company’s focus on cost optimization and offering the most competitive and profitable strains and brands to customers.

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Gross margin

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Net revenue	8,227	12,865	27,269	47,065
Cost of sales	9,222	10,259	30,201	41,102
Inventory obsolescence and impairment	3,871	19,897	7,276	37,638
Gross margin before fair value adjustments (1)	(4,866)	(17,291)	(10,208)	(31,675)
Change in fair value of biological assets	2,975	194	2,550	4,853
Change in fair value realized through inventory	15	(2,447)	(491)	(18,352)
Gross margin	(1,876)	(19,544)	(8,149)	(45,174)
(1)

Gross margin before fair value adjustments does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of gross margin before fair value adjustments is discussed further in the “ADVISORY” section of this MD&A.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is defined as net revenue less cost of sales and inventory obsolescence and impairment before adjusting for the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets.

Gross margin before fair value adjustments for the three months ended September 30, 2021 was negative $4.9 million compared to negative $17.3 million for the three months ended September 30, 2020. The increase of $12.4 million was due to lower cost of sales relating to lower sales volumes and a lower inventory obsolescence provision compared to the prior period, partially offset by lower net revenue. The inventory obsolescence provision was applied primarily to oil, bulk flower and shake due to price compression in the market. The inventory obsolescence provision in the comparative period was applied across all cannabis inventory formats, bulk and packaged, due to a lack of market demand.

Gross margin before fair value adjustments for the nine months ended September 30, 2021 was negative $10.2 million compared to negative $31.7 million for the nine months ended September 30, 2020. The increase of $21.5 million was due to lower cost of sales relating to lower sales volumes and costs per gram sold and a lower inventory obsolescence provision compared to the prior period, partially offset by lower net revenue. The inventory obsolescence provision was applied to oil, concentrates, bulk flower and shake due to price compression in the market, as well as certain packaging inventory. The inventory obsolescence provision in the comparative period was applied across all cannabis inventory formats, bulk and packaged, due to a lack of market demand.

The total inventory obsolescence and impairment recognized during the nine months ended September 30, 2021 was $6.8 million, with $7.3 million relating to cost of sales and negative $0.5 million relating to the change in fair value realized through inventory. The total inventory obsolescence and impairment recognized during the nine months ended September 30, 2020 was $48.6 million, with $37.6 million relating to cost of sales and $11.0 million relating to the change in fair value realized through inventory.

Change in fair value of biological assets

Biological assets consist of cannabis plants in various stages of vegetation, including clones, which have not been harvested. Net unrealized changes in fair value of biological assets less cost to sell during the period are included in the results of operations for the related period. Biological assets are presented at their fair values less costs to sell up to the point of harvest. The fair values are determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusted for the amount for the expected selling price less costs to sell per gram.

Change in fair value of biological assets for the three months ended September 30, 2021 was an increase of $3.0 million compared to an increase of $0.2 million for the three months ended September 30, 2020. The increase in the current period relates to increases in the expected selling price less costs to sell per gram and an increase in the weighted average maturity of the stage of growth, partially offset by a decrease in the expected number of plants. The minor increase in the comparative period relates to an increase in the expected number of plants and an increase in the weighted average maturity of the stage of growth, partially offset by a decrease in the expected selling price less costs to sell per gram.

Change in fair value of biological assets for the nine months ended September 30, 2021 was an increase of $2.6 million compared to an increase of $4.9 million for the nine months ended September 30, 2020. The increase in the current period relates to an

15

increase in the weighted average maturity of the stage of growth, partially offset by decreases in the expected number of plants and expected selling price less costs to sell per gram. The increase in the comparative period relates to increase in the weighted average maturity of the stage of growth, partially offset by decreases in the expected number of plants and expected selling price less costs to sell per gram.

Change in fair value realized through inventory

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Change in fair value realized through inventory sold	(324)	(1,475)	(967)	(7,357)
Change in fair value recognized through inventory obsolescence provision	339	(972)	476	(10,995)
Change in fair value realized through inventory	15	(2,447)	(491)	(18,352)

Change in fair value realized through inventory comprises fair value adjustments associated with the cost of inventory when such inventory is sold. Inventories are carried at the lower of cost and net realizable value. When sold, the cost of inventory is recorded as cost of sales, while fair value adjustments are recorded as change in fair value realized through inventory.

The change in fair value realized through inventory for the three months ended September 30, 2021 was a decrease of $0.0 million compared to a decrease of $2.4 million for the three months ended September 30, 2020. The increase of $2.4 million was due to the fair value component of the excess and obsolete inventory provision and the reversal of smaller prior period changes in fair value of biological assets as they are transferred to inventory and sold.

The change in fair value realized through inventory for the nine months ended September 30, 2021 was a decrease of $0.5 million compared to a decrease of $18.4 million for the nine months ended September 30, 2020. The increase of $17.9 million was due to the fair value component of the excess and obsolete inventory provision in the comparative period and the reversal of smaller prior period changes in fair value of biological assets as they are transferred to inventory and sold.

Restructuring costs

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Restructuring costs	—	1,108	—	6,190

Restructuring costs of $1.1 million and $6.2 million for the three and nine months ended September 30, 2020 represent severance costs relating to the workforce reductions, legal, professional and consulting fees that relate directly to the restructuring and finance costs associated with the amendment and extinguishment of long-term debt.

Asset impairment

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Asset impairment	—	60,000	60,000	65,659

The Company determined that indicators of impairment existed during the nine months ended September 30, 2021, with respect to the Company’s Olds cash generating unit (“CGU”) as a result of curtailment in the utilization of the capacity in the Company’s Olds facility to align cannabis production with current demand estimates. A test for impairment was performed at June 30, 2021, at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their value in use and an impairment of $60.0 million was recorded to write down the assets to their estimated recoverable amount.

At September 30, 2021, the Company determined that no indicators of impairment existed or indicators that a previous impairment should be reversed, and no impairment test was required.

The Company determined that indicators of impairment existed during the nine months ended September 30, 2020, with respect to the Company’s Alberta CGU as a result of decreasing estimates for the size of the potential Canadian cannabis market, the

16

Company curtailing the number of flowering rooms being used for cultivation at its Olds facility and the carrying value of the Company’s total net assets significantly exceeding the Company’s market capitalization. A test for impairment was performed at September 30, 2020, at the CGU level by comparing the estimated recoverable amount the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their value in use and an impairment of $60.0 million was recorded to write down the assets to their estimated recoverable amount of $103.2 million.

The Company determined that indicators of impairment existed during the nine months ended September 30, 2020, with respect to the Company’s British Columbia CGU as a result of the Company’s disposition of its Kamloops property and decision to suspend further construction and development activities on its Merritt facility due to market conditions and available financing. Approximately $10.0 million had been invested into the Merritt facility which consisted of land and construction in progress. A test for impairment was performed at the CGU level by comparing the estimated recoverable amount to the carrying values of the assets. The estimated recoverable amount of the assets was determined to be their fair value less costs of disposal and an impairment of $5.7 million was recorded to write down the assets to their recoverable amount of $4.2 million.

RETAIL OPERATIONS SEGMENT RESULTS

GROSS revenue

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Retail	3,285	—	3,285	—
Franchise	2,197	—	2,197	—
Other (millwork, supply, accessories)	658	—	658	—
Gross revenue	6,140	—	6,140	—

Gross revenue for the period July 20, 2021, to September 30, 2021, was $6.1 million. Retail revenue is comprised of retail cannabis sales to private customers from company owned stores. Franchise revenue is comprised of royalty revenue, advertising revenue and franchise fees. Prior to opening, Spiritleaf franchised retail cannabis stores purchase millwork (store fixtures) from the Company. Once a franchise Spiritleaf retail cannabis store is open and operating, it purchases supplies and Spiritleaf accessories from the Company to sell to customers.

GROSS MARGIN

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Gross revenue	6,140	—	6,140	—
Cost of sales	2,482	—	2,482	—
Gross margin	3,658	—	3,658	—

Gross margin for the period July 20 to September 30, 2021, was $3.7 million. Cost of sales for retail operations is comprised of the cost of pre-packaged cannabis.

System-wide retail sales

System-wide retail sales represent the aggregate revenue earned by franchise Spiritleaf retail cannabis stores and Company owned Spiritleaf retail cannabis stores, and do not solely represent the retail segment’s revenue. The Company only receives royalties and advertising fees in respect of the franchise Spiritleaf retail cannabis store revenue forming part of the system-wide retail sales. This measure is useful to management in evaluating brand scale and market penetration and is used by management to assess the financial and operating performance of the Company and the strength of the Company’s market position relative to its competitors.

17

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
System-wide retail sales (1)	33,549	—	33,549	—
Less:
Franchise store sales	30,264	—	30,264	—
Add back:
Royalties	1,684	—	1,684	—
Advertising	371	—	371	—
Millwork	212	—	212	—
Franchise fee	142	—	142	—
Supply	446	—	446	—
Gross revenue	6,140	—	6,140	—
(1)

System-wide retail sales does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures used by other companies. The non-IFRS measure of system-wide retail sales is discussed further in the “ADVISORY” section of this MD&A.

INVESTMENT OPERATIONS SEGMENT RESULTS

Interest and fee revenue

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Interest and fee revenue
Interest revenue from investments at amortized cost	352	—	793	—
Interest and fee revenue from investments at Fair Value Through Profit or Loss	2,116	—	6,398	—
Interest revenue from cash	841	—	2,311	—
	3,309	—	9,502	—

Interest and fee revenue for the three and nine months ended September 30, 2021, was $3.3 million and $9.5 million and was generated from cannabis-related investments. The Company continues to build its investment portfolio with a focus on maximizing risk-adjusted cash flows and shareholder value.

Investment revenue

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Investment revenue
Realized gains	5,988	—	18,218	—
Unrealized gains (losses)	(23,996)	—	(20,964)	—
	(18,008)	—	(2,746)	—

Investment revenue is comprised of realized and unrealized gains on marketable securities. Investment revenue for the three and nine months ended September 30, 2021, was negative $18.0 million and negative $2.7 million respectively and was mostly due to unrealized losses driven by decreasing market prices, partially offset by realized gains on the disposition of marketable securities. The Company continues to strategically deploy capital with a focus on maximizing risk-adjusted cash flows and shareholder value.

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Share of profit of equity-accounted investees

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Net profit	9,918	—	13,642	—

Share of profit of equity-accounted investees is comprised of the Company’s share of the net profit generated from its investments in SunStream, which are comprised of purchases of limited partnership interests in various investment entities. Refer to note 3 in the condensed consolidated interim financial statements for a description of the accounting policy.

During the three and nine months ended September 30, 2021, the Company recognized $9.9 million and $13.6 million as its share of profit of equity-accounted investees.

DISCONTINUED OPERATIONS – ORNAMENTAL FLOWERS

On February 22, 2019, the Company, through its wholly owned subsidiary, Sundial UK Limited, signed a Sale and Purchase Agreement to acquire all the issued and outstanding shares of Project Seed Topco (“Bridge Farm”). The acquisition closed on July 2, 2019.

On May 15, 2020, the Company entered into an agreement to sell all of the outstanding shares of Bridge Farm to a company affiliated with the former management sellers that were parties to the original acquisition (the “Bridge Farm Purchaser”) in exchange for (i) the assumption by the Bridge Farm Purchaser of $45 million of the total $115 million principal amount outstanding under the Term Debt Facility (thereby reducing the Company’s then outstanding obligations thereunder to $70 million), (ii) the assumption by the Bridge Farm Purchaser of contingent consideration liabilities related to the additional share obligation and remaining earn out obligation under the original Bridge Farm acquisition agreement dated July 2, 2019, and (iii) the cancellation of approximately 2.7 million Sundial common shares, representing all of the shares currently held by the management sellers of Bridge Farm issued in connection with the original acquisition of Bridge Farm by the Company in 2019 (collectively, the “Bridge Farm Disposition”).

The sale of Bridge Farm closed on June 5, 2020. The Bridge Farm operations comprised the entire Ornamental Flower segment that was located in the United Kingdom. The Ornamental Flower segment was not previously classified as held-for-sale or as a discontinued operation. The comparative consolidated statement of income (loss) and comprehensive income (loss) and statement of cash flows in the financial statements for the nine months ended September 30, 2020 have been presented to show the discontinued operation separately from continuing operations. The Company no longer has an Ornamental Flower segment.

During the period January 1, 2020, to June 5, 2020, the Company recorded revenues of $22.1 million from Bridge Farm and a net loss of $33.6 million from Bridge Farm, which includes a loss on the disposition of Bridge Farm of $15.0 million.

Capital expenditures with respect to discontinued operations during the period January 1, 2020, to June 5, 2020, consisted of $4.4 million mainly related to the Bridge Farm Clay Lake facility.

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SELECTED QUARTERLY INFORMATION

The following table summarizes selected consolidated operating and financial information of the Company for the preceding eight quarters.

	2021			2020				2019
($000s, except as indicated)	Q3	Q2	Q1	Q4 (2)	Q3	Q2	Q1	Q4
Gross revenue (1)	17,162	12,739	11,748	16,865	15,525	24,341	16,590	16,262
Gross investment revenue (loss)	(14,699)	5,706	15,749	—	—	—	—	—
Net income (loss) from continuing operations attributable to owners of the Company	11,311	(52,287)	(134,416)	(57,622)	(71,386)	(32,750)	(37,861)	(28,061)
Per share, basic	0.006	(0.03)	(0.09)	(0.11)	(0.53)	(0.31)	(0.35)	(0.26)
Per share, diluted	0.005	(0.03)	(0.09)	(0.11)	(0.53)	(0.31)	(0.35)	(0.26)
Net loss from discontinued operations attributable to owners of the Company	—	—	—	—	—	(27,593)	(6,034)	(116,927)
Per share, basic and diluted	—	—	—	—	—	(0.26)	(0.06)	(1.10)
Net loss attributable to owners of the Company	11,311	(52,287)	(134,416)	(57,622)	(71,386)	(60,343)	(43,895)	(144,988)
Per share, basic	0.006	(0.03)	(0.09)	(0.11)	(0.53)	(0.57)	(0.41)	(1.36)
Per share, diluted	0.005	(0.03)	(0.09)	(0.11)	(0.53)	(0.57)	(0.41)	(1.36)
(1)	Gross revenue from continuing operations.
(2)

Q4 2020 net loss from continuing operations, net loss attributable to owners of the Company and the per share amounts have been recast to attribute 50% of the impairment of intangible assets recorded to non-controlling interest. Refer to note 16 in the condensed consolidated interim financial statements for the three and nine months ended September 30, 2021.

During the eight most recent quarters the following items have had a significant impact on the Company’s results:

•	non-cash impairment charge of goodwill relating to Bridge Farm’s CBD cash generating unit;
•	disposition of Bridge Farm;
•	issuance and conversion of convertible notes and warrants;
•	extinguishment and repayment of the Company’s long-term debt;
•	implementing several streamlining and efficiency initiatives which included workforce optimizations;
•	issuance of equity securities in various registered offerings;
•	issuance of common shares under various at-the-market programs;
•	entering into and acquiring several cannabis-related investments;
•	investing and disposing of marketable securities;
•	decreasing ownership in Pathway;
•	shift to include investment strategy as part of operations;
•	price discounts and provisions for product returns;
•	impairment of property, plant and equipment;
•	provisions for inventory obsolescence;
•	investing in SunStream; and
•	acquisition of Inner Spirit.

LIQUIDITY AND CAPITAL RESOURCES

($000s)	September 30, 2021	December 31, 2020
Cash and cash equivalents	629,142	60,376

Capital resources are financing resources available to the Company and are defined as the Company’s debt and equity. The Company manages its capital resources with the objective of maximizing shareholder value and sustaining future development of the business. The Company manages its capital structure and adjusts it, based on the funds available to the Company, in order to support the Company’s activities. The Company may adjust capital spending, issue new equity or issue new debt, subject to the availability of commercial terms.

The Company’s primary need for liquidity is to fund investment opportunities, capital expenditures, working capital requirements and for general corporate purposes. The Company’s lease obligations have increased significantly due to the Inner Spirit acquisition as both corporate stores and franchise stores have leased retail space. Refer to “Contractual Commitments and

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Contingencies – Commitments” for an estimate of the contractual maturities of the Company’s lease obligations. The Company’s primary source of liquidity historically has been from funds received from the proceeds of common share issuances and debt financing. The Company’s ability to fund operations and investments and make planned capital expenditures depends on future operating performance and cash flows, as well as the availability of future financing – all of which is subject to prevailing economic conditions and financial, business and other factors.

Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months. However, no assurance can be given that this will be the case or that future sources of capital will not be necessary.

See “Recent Developments – Capital Activities” for more information.

Debt

As at September 30, 2021, the Company was debt free.

Equity

As at September 30, 2021, the Company had the following share capital instruments outstanding:

(000s)	September 30, 2021	December 31, 2020
Common shares	2,055,994	918,844
Common share purchase warrants (1)	2,930	1,024
Simple warrants (2)	2,994	3,425
Performance warrants (3)	1,387	1,672
Stock options (4)	445	721
Restricted share units	12,672	1,657
(1)	2.9 million warrants were exercisable as at September 30, 2021.
(2)	2.1 million simple warrants were exercisable as at September 30, 2021.
(3)	1.2 million performance warrants were exercisable as at September 30, 2021.
(4)	0.2 million stock options were exercisable as at September 30, 2021.

As at September 30, 2021, the Company had 2.06 billion shares outstanding (December 31, 2020 - 918.8 million shares).

Common shares were issued during the nine months ended September 30, 2021 in connection with the following transactions:

•	The Company sold 796.3 million common shares under ATM Programs for gross proceeds of $855.2 million;
•	Issuance of 100.0 million common shares in the January 2021 Units Offering for gross proceeds of $128.0 million;
•	Exercise of all the Series B Warrants from the January 2021 Units Offering for 33.3 million common shares;
•	Exercise of all the Series A Warrants from the January 2021 Offering for 66.7 million common shares and gross proceeds of $67.1 million;
•	Issuance of 60.5 million common shares in the February 2021 Units Offering for gross proceeds of $95.4 million;
•	Exercise of all the Additional Series B Warrants from the February 2021 Units Offering for 14.0 million common shares;
•	Exercise of all the Additional Series A Warrants from the February 2021 Units Offering for 37.3 million common shares and gross proceeds of $51.5 million;
•	The Company issued 24.4 million common shares relating to the acquisition of Inner Spirit; and
•	The Company issued 2.5 million common shares relating to the settlement of Inner Spirit convertible debentures.

As at November 11, 2021, a total of 2.06 billion common shares were outstanding.

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Capital Expenditures

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Olds facility	883	1,066	576	2,288
Rocky View facility	—	—	—	—
Merritt facility (1)	—	—	—	(1,241)
Other	244	10	1,902	1,822
Total	1,127	1,076	2,478	2,869
(1)	The credit to the Merritt facility relates to the refund of provincial hydro and utility deposits.

Cash Flow Summary

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Cash provided by (used in) continuing operations:
Operating activities	(56,160)	(20,057)	(160,908)	(50,073)
Investing activities	(213,906)	(1,739)	(417,053)	(12,119)
Financing activities	11,783	21,445	1,146,771	39,047
Effect of exchange rate changes	2,007	(234)	(44)	1,288
Change in cash and cash equivalents	(256,276)	(585)	568,766	(21,857)

Cash Flow – Operating Activities

Net cash used in operating activities was $56.2 million for the three months ended September 30, 2021 compared to $20.1 million used in operating activities for the three months ended September 30, 2020. The increase of $36.1 million was due to investing in marketable securities, partially offset by proceeds from the disposition of marketable securities and change in non-cash working capital. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Net cash used in operating activities from continuing operations was $160.9 million for the nine months ended September 30, 2021 compared to $50.1 million used in operating activities for the nine months ended September 30, 2020. The increase of $110.8 million was due to investing in marketable securities and the change in non-cash working capital, partially offset by a decrease in net loss adjusted for non-cash items and proceeds from the disposition of marketable securities. The change in non-cash working capital is comprised of changes in inventory, accounts receivable, prepaid expenses and deposits and accounts payable.

Cash Flow – Investing Activities

Net cash used in investing activities was $213.9 million for the three months ended September 30, 2021 compared to $1.7 million used in investing activities for the three months ended September 30, 2020. The increase of $212.2 million was mainly due to additions to equity-accounted investees and the acquisition of Inner Spirit, partially offset by distributions received from equity-accounted investees.

Net cash used in investing activities from continuing operations was $417.1 million for the nine months ended September 30, 2021 compared to $12.1 million used in investing activities for the nine months ended September 30, 2020. The increase of $405.0 million was primarily due to additions to equity-accounted investees, additions to investments and the acquisition of Inner Spirit, partially offset by distributions received from equity-accounted investees and the change in non-cash working capital.

Cash Flow – Financing Activities

Net cash provided by financing activities was $11.8 million for the three months ended September 30, 2021 compared to $21.4 million provided by financing activities for the three months ended September 30, 2020. The decrease of $9.6 million was due

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to proceeds from the issuance of shares in the comparative period and the settlement of convertible debentures, partially offset by the change in restricted cash.

Net cash provided by financing activities from continuing operations was $1.1 billion for the nine months ended September 30, 2021 compared to $39.0 million provided by financing activities for the nine months ended September 30, 2020. The increase of $1.1 billion was largely due to proceeds from the issuance of shares, proceeds from registered offerings and proceeds from the exercise of derivative warrants, partially offset by the change in restricted cash, settlement of convertible debentures and proceeds from convertible notes in the comparative period.

Liquidity risks associated with financial instruments

Credit risk

Credit risk is the risk of financial loss if the counterparty to a financial transaction fails to meet its obligations. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties. The Company limits its exposure to credit risk over its investments by ensuring the agreements governing the investments are secured in the event of counterparty default. The Company considers financial instruments to have low credit risk when its credit risk rating is equivalent to investment grade. The Company assumes that the credit risk on a financial asset has increased significantly if it is outstanding past the contractual payment terms. The Company considers a financial asset to be in default when the debtor is unlikely to pay its credit obligations to the Company.

The Company applies the simplified approach under IFRS 9 and has calculated expected credit losses based on lifetime expected credit losses, taking into consideration historical credit loss experience and financial factors specific to the debtors and general economic conditions.

The Company has evaluated the credit risk of its investments, taking into consideration historical credit loss experience, financial factors specific to the debtors and general economic conditions, and determined the expected credit loss to be nil.

The maximum amount of the Company’s credit risk exposure is the carrying amounts of cash and cash equivalents, accounts receivable, and investments. The Company attempts to mitigate such exposure to its cash and cash equivalents by investing only in financial institutions with investment grade credit ratings or secured investments. The Company manages risk over its accounts receivable by issuing credit only to credit worthy counterparties.

Liquidity risk

Liquidity risk is the risk that the Company cannot meet its financial obligations when due. The Company manages liquidity risk by monitoring operating and growth requirements. The Company prepares forecasts to ensure sufficient liquidity to fulfil obligations and operating plans. Management believes its current capital resources and its ability to manage cash flow and working capital levels will be sufficient to satisfy cash requirements associated with funding the Company’s operating expenses to maintain capacity and fund future development activities for at least the next 12 months.

Market risk

Market risk is the risk that changes in market prices will affect the Company’s income or value of its holdings of financial instruments. The Company is exposed to market risk in that changes in market prices will cause fluctuations in the fair value of its marketable securities. The fair value of marketable securities is based on quoted market prices as the Company’s marketable securities are shares held of publicly traded entities.

CONTRACTUAL COMMITMENTS AND CONTINGENCIES

a)	Commitments

The information presented in the table below reflects managements estimate of the contractual maturities of the Company’s obligations at September 30, 2021.

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($000s)	Less than one year	One to three years	Three to five years	Thereafter	Total
Accounts payable and accrued liabilities	28,842	—	—	—	28,842
Lease obligations	5,728	10,427	8,334	14,163	38,652
Financial guarantee liability	337	—	—	—	337
Total	34,907	10,427	8,334	14,163	67,831

The Company has entered into certain supply agreements to provide dried cannabis and cannabis products to third parties. The contracts require the provision of various amounts of dried cannabis on or before certain dates. Should the Company not deliver the product in the agreed timeframe, financial penalties apply which may be paid either in product in-kind or cash. Under these agreements, the Company has accrued financial penalties payable as at September 30, 2021 of $1.5 million (December 31, 2020 - $1.5 million).

b)	Contingencies

From time to time, the Company may become involved in legal proceedings arising in the ordinary course of our business. Such proceedings, certain of which have been threatened against us, could include commercial litigation related to breach of contract claims brought by our customers, suppliers and contractors, as well as litigation related to termination of certain of our employees. The outcome of any litigation is inherently uncertain. Although we believe we have meritorious defenses against all currently pending and threatened proceedings and intend to vigorously defend all claims if they are brought, unfavorable rulings, judgments or settlement terms could have a material adverse impact on our business and results of operations. See “Item 8. Financial Information – A. Consolidated Statements and Other Financial Information – Legal Proceedings” in the Annual Report.

NON-IFRS MEASURES

Certain financial measures in this MD&A including adjusted EBITDA from continuing operations and gross margin before fair value adjustments are non-IFRS measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS.

Adjusted EBITDA from continuing operations

Adjusted EBITDA from continuing operations is a non-IFRS measure which the Company uses to evaluate its operating performance. Adjusted EBITDA from continuing operations provides information to investors, analysts, and others to aid in understanding and evaluating the Company’s operating results in a similar manner to its management team. Adjusted EBITDA from continuing operations is defined as net income (loss) from continuing operations before finance costs, depreciation and amortization, accretion expense, income tax recovery and excluding change in fair value of biological assets, change in fair value realized through inventory, unrealized foreign exchange gains or losses, share-based compensation expense, asset impairment, gain or loss on disposal of property, plant and equipment and certain one-time non-operating expenses, as determined by management.

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The following table reconciles adjusted EBITDA from continuing operations to net income (loss) from continuing operations for the periods noted.

	Three months ended September 30		Nine months ended September 30
($000s)	2021	2020	2021	2020
Net income (loss) from continuing operations	11,311	(71,397)	(175,421)	(142,173)
Adjustments
Finance costs	135	(8,139)	226	(1,155)
Change in estimate of fair value of derivative warrants	(24,100)	(10,058)	86,034	(10,469)
Depreciation and amortization	2,385	1,480	4,374	3,414
Income tax recovery	(10,058)	—	(10,058)	—
Change in fair value of biological assets	(2,975)	(194)	(2,550)	(4,853)
Change in fair value realized through inventory	(15)	2,447	491	18,352
Unrealized foreign exchange (gain) loss	(2,071)	(243)	(62)	(1,429)
Unrealized (gain) loss on marketable securities	23,996	—	20,964	—
Share-based compensation	1,869	3,118	9,864	7,065
Asset impairment	—	60,000	60,000	65,659
Loss (gain) on disposition of PP&E	—	—	139	(488)
Cost of sales non-cash component (1)	915	1,289	2,903	3,618
Inventory obsolescence	3,871	19,897	7,276	37,638
Restructuring costs	—	1,108	—	6,190
Transaction costs (2)	5,276	364	9,729	2,762
Government subsidies	—	(4,081)	(2,180)	(4,081)
Other expenses	—	—	1,932	—
Adjusted EBITDA from continuing operations	10,539	(4,409)	13,661	(19,950)
(1)	Cost of sales non-cash component is comprised of depreciation expense.
(2)	Transaction costs relate to financing activities.

Gross margin before fair value adjustments

Gross margin before fair value adjustments is a non-IFRS measure which the Company uses to evaluate its operating performance in the Company’s cannabis operations segment. Gross margin before fair value adjustments provides useful information to investors, analysts and others in understanding and evaluating the Company’s operating results as it removes non-cash fair value metrics. Gross margin before fair value adjustments is defined as gross margin less the non-cash changes in the fair value adjustments on the sale of inventory and the growth of biological assets. Gross margin before fair value adjustments is comprised of net revenue less cost of sales and inventory obsolescence and impairment.

Gross margin before fair value adjustments percentage is defined as gross margin before fair value adjustments divided by net revenue.

See “Cannabis Operations Segment Results – Gross Margin” for a table reconciling gross margin before fair value adjustments to gross margin for the periods noted.

System-wide retail sales

System-wide retail sales is a non-IFRS measure which the Company uses to evaluate its operating performance in the Company’s retail operations segment. System-wide retail sales provides useful information to investors, analysts and others in understanding and evaluating the Company’s brand scale and market penetration and is used by management to assess the Company’s market position relative to its competitors. System-wide retail sales is defined as the sum of the revenue reported to the Company by franchisees of Spiritleaf owned retail cannabis stores and by the Company-owned Spiritleaf retail cannabis stores.

See “Retail Operations Segment Results – System-wide retail sales” for a table reconciling system-wide retail sales to gross revenue for the periods noted.

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RELATED PARTIES

Loan receivable agreements

At December 31, 2020, the Company had advanced $139 thousand under employee loan agreements. The terms were non-interest bearing and secured by shareholdings in the Company. The loans were repayable in full upon the departure of an employee from employment, a change in control of the Company or sale of the Company. During the nine months ended September 30, 2021, the full $139 thousand loan balance was settled. At September 30, 2021, the outstanding loan balance was nil.

Related party transactions

	Transactions		Balance outstanding
	Nine months ended September 30	Nine months ended September 30	September 30	December 31
($000s)	2021	2020	2021	2020
Marketing, brand research and development (a)	—	1,144	—	—
Legal services (b)	—	1,811	—	(510)
	—	2,955	—	(510)
(a)	A former member of the Board of Directors controlled a company that provides marketing, brand research and development services.
(b)	A member of the Board of Directors was a partner at a law firm prior to his departure which provides legal services to the Company.

All transactions were conducted at the exchange amount agreed to with the related parties.

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2021, the Company did not have any off-balance sheet arrangements. The Company has certain operating or rental lease agreements, as disclosed in the Contractual Commitments and Obligations section of this MD&A, which are entered into in the normal course of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company makes assumptions in applying critical accounting estimates that are uncertain at the time the accounting estimate is made and may have a significant effect on the consolidated financial statements. Critical accounting estimates include the classification and recoverable amounts of cash generating units (“CGUs”), value of biological assets and inventory, estimating potential future returns and pricing adjustments on revenue, deferred tax assets, share-based compensation, convertible instruments, financial assets and obligations, acquisitions and fair value of assets acquired and liabilities assumed in a business combination. Critical accounting estimates are based on variable inputs including but not limited to:

•	Demand for cannabis for recreational and medical purposes;
•	Price of cannabis;
•	Expected sales volumes;
•	Changes in market discount rates;
•	Future development and operating costs;
•	Costs to convert harvested cannabis to finished goods;
•	Expected yields from cannabis plants;
•	Potential returns and pricing adjustments;
•	Interpretation of income tax laws;
•	Facts and circumstances supporting the likelihood and amount of contingent liabilities; and
•	Assumptions and methodologies for the valuation of derivative financial instruments.

Changes in critical accounting estimates can have a significant effect on net income as a result of their impact on revenue, costs of sales, provisions, impairments, losses and income taxes. Changes in critical accounting estimates can have a significant effect

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on the valuation of biological assets, inventory, property, plant and equipment, provisions, derivative financial instruments and accounts payable.

For a detailed discussion regarding the Company’s critical accounting policies and estimates, refer to the notes to the Audited Financial Statements.

NEW ACCOUNTING PRONOUNCEMENTS

The International Accounting Standards Board (IASB) and the IFRS Interpretations Committee regularly issue new and revised accounting pronouncements which have future effective dates and therefore are not reflected in the Company’s consolidated financial statements. Once adopted, these new and amended pronouncements may have an impact on the Company’s consolidated financial statements. The Company’s analysis of recent accounting pronouncements is included in the notes to the Audited Financial Statements.

RISK FACTORS

For a detailed discussion regarding the Company’s risk factors, refer to “Item 3D – Risk Factors” section of the Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

The Company has designed disclosure controls and procedures to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2020. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective as of December 31, 2020, as further described below.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and overriding of controls. Consequently, an effective internal control system can only provide reasonable, not absolute assurance, with respect to reporting financial information. Further, because of changes in conditions, effectiveness of internal control over financial reporting may vary over time.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2020, using the criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment our management concluded that, as of December 31, 2020, the Company’s internal control over financial reporting was not effective based on criteria stated in Internal Control – Integrated Framework (2013) issued by the COSO, as further described below.

Background

In connection with the audit of the Company’s consolidated financial statements for the fiscal period ended December 31, 2018, management concluded that there were three material weaknesses in the Company’s internal controls over financial reporting. A material weakness is a significant deficiency, or a combination of significant deficiencies, in internal control over financial

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reporting such that it is reasonably possible that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified include limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters, lack of management review over the valuation model used for biological assets and financing obligations and lack of segregation of duties due to limited number of employees in the finance department. Similar material weaknesses were identified at Bridge Farm.

During the year end December 31, 2019, the Company implemented a remediation plan including measures necessary to address the underlying causes of these material weaknesses. As at December 31, 2019, the material weaknesses related to the limited number of finance personnel with appropriate experience and knowledge to address complex accounting matters and lack of management review over the valuation model used for biological assets and financing obligations were remediated through the addition of numerous professionally designated accountants to bring additional knowledge and expertise relating to complex accounting matters. These professionally designated accountants are directly involved in the preparation and review of these complex accounting matters. The Company has also engaged external third-party advisors when complex accounting matters arose to ensure treatment of those matters was appropriate. The Company will continue to seek external third-party advice when complex accounting matters arise in the future.

December 31, 2020 update

During the year ended December 31, 2020, certain procedures were implemented to address the prior year material weakness (the lack of segregation of duties due to limited number of employees in the finance department) through the addition of compensating controls; however, it was not fully remediated at December 31, 2020, and therefore remained as a material weakness as at December 31, 2020.

2021 Remediation plan

The Company’s remediation plan is ongoing and involves the engagement of external third-party advisors to assist management in evaluating the design and operating effectiveness of internal controls over financial reporting, including identification of business process improvement areas and documenting the future state of significant business processes.

The Company is in the process of implementing and testing workflows designed to remediate the lack of segregation of duties in the finance department. The Company expects the remediation of the remaining material weakness to be complete by December 31, 2021. Remediation may take longer than the Company expects, and its efforts may not prove to be successful in remediating this material weakness. The Company may also identify additional material weaknesses in its internal control over financial reporting in the future. It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute assurance that the objectives of the control system will be met, and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

ABBREVIATIONS

The following provides a summary of common abbreviations used in this document:

Financial and Business Environment		Measurement
$ or C$	Canadian dollars	G or GM	Gram
IFRS	International Financial Reporting Standards	sq ft	Square feet
MD&A	Management’s Discussion and Analysis
U.K.	United Kingdom
U.S.	United States
US$	United States dollars
£	Great Britain Pounds
CBD	Cannabidiol
THC	Tetrahydrocannabinol

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ADVISORY

Forward-Looking Information

This document may contain forward-looking information concerning the Company’s business, operations and financial performance and condition, as well as its plans, objectives and expectations for its business operations and financial performance and condition. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim”, “anticipate”, “assume”, “believe”, “contemplate”, “continue”, “could”, “due”, “estimate”, “expect”, “goal”, “intend”, “may”, “objective”, “plan”, “predict”, “potential”, “positioned”, “pioneer”, “seek”, “should”, “target”, “will”, “would”, and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable technology.

These forward-looking statements are based on current expectations, estimates, forecasts and projections about the Company’s business and the industry in which it operates and management’s beliefs and assumptions and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond its control. As a result, any or all of the forward-looking information in this document may turn out to be inaccurate. Factors that may case actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” herein and “Item 3D—Risk Factors” section of the Annual Report. Except as required by law, the Company assumes no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

This document contains estimates, projections and other information concerning the Company’s industry, business and the markets for its products. Information that is based on estimates, forecasts, projections, market research of similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, the Company obtained this industry, business, market and other data from its own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources.

In addition, assumptions and estimates of the Company’s and industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section “Risk Factors” herein and in “Item 3D—Risk Factors” section of the Annual Report. These and other factors could cause the Company’s future performance to differ materially from the Company’s assumptions and estimates.

Further information regarding the assumptions and risks inherent in the making of forward-looking statements can be found in the Company’s most recently filed Annual Report on Form 20-F, along with the Company’s other public disclosure documents. Copies of the Annual Report and other public disclosure documents are available through the SEDAR website which is available at www.sedar.com

Non-IFRS Measures

Certain financial measures in this MD&A do not have a standardized meaning as prescribed by IFRS including adjusted EBITDA, gross margin before fair value adjustments, gross margin before fair value adjustments percentage and system-wide retail sales. As such, these measures are considered non-IFRS financial measures. These terms are not defined by IFRS and, therefore, may not be comparable to similar measures provided by other companies. These non-IFRS financial measures should not be considered in isolation or as an alternative for measures of performance prepared in accordance with IFRS. These measures are presented and described in order to provide shareholders and potential investors with additional measures in understanding the Company’s operating results in the same manner as the management team. The definition and reconciliation of each non-IFRS measure is presented in the “NON-IFRS MEASURES” section of this MD&A.

ADDITIONAL INFORMATION

Additional information relating to the Company can be viewed at www.sedar.com or on the Company’s website at www.sndlgroup.com. The information on or accessible through our website is not part of and is not incorporated by reference into this MD&A, and the inclusion of our website address in this MD&A is only for reference.

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